Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

November 29, 2010

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 52,600,552

Formal Credit Approval for Windstar

Western Wind Energy Corp ("Western Wind”) is pleased to announce that formal Credit Committee approval has been obtained by Rabobank Nederland, New York Branch; as Cash Grant Lender; and all the senior lenders.

All parties are now working diligently towards closing the entire credit facilities and an announcement will be made upon the completion of all diligence of documentation and satisfaction of applicable conditions.

Western Wind Energy Corp. also announces that it has negotiated a non-brokered private placement offering (the “Offering”) of 2,300,000 units (“Units”) at a price of $1.00 per Unit for gross proceeds of $2.3 Million. Each Unit is comprised of one (1) common share and one (1) half of one share purchase warrant. Each whole warrant entitles the holder to purchase one (1) additional common share for a period of two years at a price of $1.25 per share.

PI Financial Corp. (“PI”) will act as an advisor in connection with 1.1 million units of the Offering and, in consideration for their services, Western Wind will pay PI, a cash commission equal to 7% of the gross proceeds of the 1.1 million units. In addition, Western Wind will issue to PI, 77,000 Broker’s warrants entitling PI to acquire 77,000 Units, for a period of 24 months from the closing date. Each Agent’s Unit (“the Agent’s Units”) is comprised of one common share and one-half of one share purchase warrant. One whole warrant entitles PI to acquire one additional common share (an “Agent’s Warrant Share”) at a price of $1.25 per Agent’s Warrant Share for a period of 24 months from the closing date of the Offering. There will be a four-month hold period on the Units, Agent’s Units, and the underlying securities beginning on the closing date.

Loewen, Ondaatje, McCutcheon (“LOM”) will place 100,000 Units under the same terms as PI.

Management will purchase the remaining Units. The Private Placement is subject to regulatory approval. Proceeds will be used for legal and closing costs of the Windstar Loan.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 131 MW of expansion power purchase agreements in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used

These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

“Western Wind Energy Corp. was recognized as a TSX Venture 50® company in 2010. TSX Venture 50 is a trade-mark of TSX Inc. and is used